SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2003
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 |X|      Form 20-F          |_|    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 |_|      Yes                |X|    No

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's Management Report for the three and six-month period ended June 30, 2003.

         Attached hereto as Exhibit 2 and incorporated herein by reference are the Registrant's Condensed Interim Financial Statements as of June 30, 2003.

         Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant's press release dated August 12, 2003.




                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ELBIT SYSTEMS LTD.
                                        (Registrant)


                                        By: /s/ Ilan Pacholder
                                            -----------------------------------
                                            Name: Ilan Pacholder
                                            Title:  Corporate Secretary

Dated:  August 12, 2003.

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.       DESCRIPTION
    -----------       -----------

        1.            Management report.

        2.            Financial statements.

        3.            Press release.

                                    EXHIBIT 1
                                    ---------

                              MANAGEMENT'S REPORT
                              -------------------
             FOR THE THREE AND SIX-MONTH PERIOD ENDED JUNE 30, 2003
             ------------------------------------------------------

         THIS REPORT SHOULD BE READ TOGETHER WITH THE COMPANY'S UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2003 AND THE COMPANY'S FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2002, FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND WITH THE ISRAELI SECURITIES AUTHORITY.

         A.       THE COMPANY'S BUSINESS OVERVIEW
                  -------------------------------

         Elbit Systems Ltd. ("Elbit Systems") and its subsidiary companies (together the "Company" or the "Group") operate in the area of upgrading existing airborne, ground and naval defense platforms and are engaged in projects involving the design, development, manufacture, integration and marketing of advanced integrated defense systems, electronic systems, electro-optic systems and products and software intensive programs and products for the defense and homeland security sectors. In addition, the Company provides support services for such platforms, systems and products.

         The Company is engaged in leading projects in Israel and worldwide, in areas such as air, ground and naval Command, Control, Communication, Computers, Intelligence, Surveillance and Reconnaissance ("C4ISR") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems.

         The Company provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative ("PFI") basis. Several of the Group's companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

         B.       BACKLOG OF ORDERS
                  -----------------

         The Company's backlog of orders as of June 30, 2003 reached $1,695 million, of which 61.0% were for orders outside Israel. The Company's backlog as of December 31, 2002 was $1,689 million, out of which 62% were for orders outside Israel.

         Approximately 71.0% of the Company's backlog as of June 30, 2003 is scheduled to be performed in the following two quarters of 2003 and during 2004. The majority of the 29.1% balance is scheduled to be performed in 2005 and 2006.

         The relatively small increase in the Company's backlog was caused primarily by a slowdown in orders received from the Israeli Ministry of Defense ("IMOD") due to the delay in placing new orders in view of the IMOD's prolonged budget approval process.

         C.       MAJOR SUBSIDIARIES AND AFFILIATED COMPANIES
                  -------------------------------------------

         o Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is engaged in the field of advanced electro-optical products for defense, homeland security and civil applications. El-Op's main areas of activity include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles, homeland security products and other systems for defense applications.

         o EFW Inc. ("EFW") - a wholly owned subsidiary registered in the United States, serves as the base for the Group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

         o Vision Systems International LLC ("VSI") - an affiliated company in the United States, owned 50% each by EFW and Rockwell Collins Inc., is engaged in the area of helmet mounted systems primarily for fighter aircraft.

         o Cyclone Aviation Products Ltd. ("Cyclone") - a wholly owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

         o Silver Arrow LP - a wholly owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

         o Ortek Ltd. ("Ortek") - a wholly owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment.

         o Kinetics Ltd. ("Kinetics") - a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for combat vehicles.

         o Semi-Conductor Devices ("SCD") - an Israeli affiliated partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

         o Opgal Optronic Industries Ltd. ("Opgal") - an Israeli affiliated company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

         o The Company has holdings, directly and indirectly, in several relatively small companies in various countries. These companies are engaged mainly in the manufacturing, marketing and servicing of defense avionics and electronics as well as defense related software.

         The Company also has holdings, directly and indirectly, in several non-defense technology spin-off companies whose activities are based on technologies that were developed by the Company. The spin-off companies are involved primarily in the areas of medical equipment, optical communications and space satellites.

         The Company evaluates investments in affiliates, partnerships and other companies, and when relevant factors indicate other than temporary decline in the fair value of the investments below their carrying value, the Company adjusts the investment to the estimated fair value. The value of these companies is subject to ongoing changes resulting from their business conditions.

         D.       CRITICAL ACCOUNTING POLICIES AND ESTIMATES
                  ------------------------------------------

         The Company's significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2002.

         The Company's results of operations and financial condition are based on the preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("U.S. GAAP"). The preparation of the consolidated financial statements requires management to select accounting policies for critical accounting areas as well as estimates and assumptions that affect the amounts reported in the consolidated financial statements. Significant changes in assumptions and/or conditions and changes in critical accounting policies could materially impact the Company's operating results and financial condition.

         In the Company's opinion, its most critical accounting policy relates to revenue recognition based on SOP 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts", which is relevant to most of its revenues.

         Under SOP 81-1, the Company has adopted the "percentage of completion" accounting method. Under this method, the Company recognizes revenues and profits on long-term fixed price contracts generally based on the ratio of costs incurred to estimates of costs to be incurred for the total contract. Under this approach, the Company compares estimated costs to complete an entire contract to total revenues for the term of the contract in order to arrive at an estimated gross margin percentage for each contract. The updated estimated gross margin percentage is applied, and the current period gross profit is the difference between the cumulative earned gross profit and gross profit reported for prior periods.

         Management reviews these estimates periodically and the effect of any change in the estimated gross margin percentage for a contract is reflected in cost of sales in the period in which the change becomes known. If increases in projected costs to complete are sufficient to create a loss contract, the entire estimated loss is charged to cost of sales in the period the loss first becomes known.

         A number of internal and external factors affect the Company's cost estimates, including labor rates, estimated future material prices, revised estimates of uncompleted work, efficiency variances, linkage to indices and exchange rates, customer specifications and requirements and testing requirement changes. If any of the above factors were to change, or if different assumptions were used in the application of this and other accounting policies, it is likely that materially different amounts would be reported in the Company's consolidated financial statements.

         E.       IMPAIRMENT OF GOODWILL AND OTHER LONG-LIVED ASSETS
                  --------------------------------------------------

         Consistent with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, and is tested at least annually for impairment. As of June 30, 2003, the Company's goodwill and assembled work force amounted to $32.2 million.

         Consistent with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company evaluates long-lived assets for impairment and assesses their recoverability based upon anticipated future cash flows. As of June 30, 2003, the Company's long-lived assets amounted to $285.6 million, including $70.2 million in intangible assets, and the Company concluded that no assessment of impairment loss was necessary.

         Should future impairment tests made by the Company determine that impairment has occurred in the value of the Company's goodwill or long-lived assets, such impairment may have a material effect on the financial results of the Company in the period in which the impairment is determined.

         F.       SPECIAL EVENTS THAT AFFECTED THE BUSINESS RESULTS
                  -------------------------------------------------

         The increase in the Company's share price affected the Company's financial results in the first half of 2003 due to the employee stock option plan for key employees adopted in October 2000. The program was comprised of options for 5 million shares, divided into options to purchase up to 2.5 million shares and additional 2.5 million "phantom" options. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only, and are defined as a variable option plan. The actual number of options granted as of June 30, 2003 was approximately 4.5 million.

         The Company's share price increased during the first six months of 2003 by $3.46 (or 21.6%). The increase in the share price during the second quarter of 2003 was $2.86 (or 17.2%) above the share price at the end of the first quarter. Under U.S. GAAP, the increase in the share price is recorded periodically as compensation expense based on the vesting period of the options. The expense, which is a non-cash expense, was allocated mainly to the Company's cost of goods sold and general and administrative expenses, with smaller amounts allocated to R&D and sales and marketing expenses .

         The effect of the increase of the share price on the Company's results of operation (net of taxes) in the first six months of 2003 was $5.1 million, of which $4.1 million was recorded in the second quarter of 2003. Future changes in the Company's share price will continue to effect the share price linked compensation costs.

         G.       ACQUISITION
                  -----------

         On June 30, 2003 the Company acquired, through El-Op, all of the outstanding ordinary shares of Optronics Instruments & Products N.V. (O.I.P) from Delft Instruments N.V., in consideration for Euro 1.6 million ($1.8 million) in cash. The amount paid is equal to the estimated fair value of the net assets acquired. The acquisition has been accounted under the purchase method of accounting. The assets and liabilities of OIP are included in the Company's balance sheet as of June 30, 2003.

         O.I.P is based in Belgium and develops, manufactures and supports electro-optical products, mainly for the defense and space markets. It employs approximately 50 employees, and has established long-term relationships with customers in Belgium, other European countries and international customers.

         The acquisition of O.I.P. is expected to provide the Company with enhanced access and support to its customers in Europe and to strengthen its presence in this important market.

         H.       ELECTION OF NEW DIRECTORS
                  -------------------------

         On August 6, 2003, the election of two new directors was approved at the annual meeting of the Company's shareholders.

         Mr. Avi Fischer was elected as a director to replace Mr. Lenny Recanati, who resigned from the Board of Directors in May 2003, and Mr. Yaacov Lifshitz was elected to serve as an External Director, replacing Mr. Yoel Feldschuh who resigned from the Board of Directors in May 2003.

         The Company and its Board of Directors express their appreciation to Messrs. Recanati and Feldschuh for their contribution to the Company during their service on the Board of Directors.

         I.      SUMMARY OF FINANCIAL RESULTS
                 ----------------------------

         The following table sets forth the reported consolidated statements of operations of the Company for the three and six-month periods ended June 30, 2003 and June 30, 2002.

                                                      For the six months ended                    For the three months ended
                                                              June 30                                       June 30
                                             -------------------------------------------   -----------------------------------------
                                                    2003                   2002                   2003                  2002
                                             -----------------       ----------------      -----------------     -----------------
                                                $          %            $        %            $          %          $          %
                                             -------     -----       -------    -----      -------     -----     -------     -----
                                                       (In thousands of U.S. dollars except per share data)
Total revenues                               420,948     100.0       378,988    100.0      218,758     100.0     193,202     100.0
Cost of revenues                             306,804      72.9       283,478     74.8      161,405      73.8     149,945      77.6
                                             -------     -----       -------    -----      -------     -----     -------     -----
Gross profit                                 114,144      27.1        95,510     25.2       57,353      26.2      43,257      22.4
                                             -------     -----       -------    -----      -------     -----     -------     -----
Research and development expenses, net        28,488       6.8        24,925      6.6       13,586       6.2      12,293       6.4
Marketing and selling expenses                35,123       8.3        29,943      7.9       19,095       8.7      15,255       7.9
General and administrative expenses           22,889       5.4        19,981      5.3       11,938       5.5      10,265       5.3
                                             -------     -----       -------    -----      -------     -----     -------     -----
                                              86,500      20.5        74,849     19.7       44,619      20.4      37,813      19.6
                                             -------     -----       -------    -----      -------     -----     -------     -----
Operating  income                             27,644       6.6        20,661      5.5       12,734       5.8       5,444       2.8
Finance expenses, net                         (3,306)     (0.8)          (95)    (0.1)      (2,030)     (0.9)       (103)     (0.1)
Other income (expenses), net                      91       -            (409)    (0.1)         (18)      -          (263)     (0.1)
                                             -------     -----       -------    -----      -------     -----     -------     -----
Income before income taxes                    24,429       5.8        20,157      5.3       10,686       4.9       5,078       2.6
Taxes on income                                6,602       1.6         5,245      1.4        2,956       1.4       1,331       0.7
                                             -------     -----       -------    -----      -------     -----     -------     -----
                                              17,827       4.2        14,912      3.9        7,730       3.5       3,747       1.9
Minority interest in losses (gains) of
subsidiaries                                     690       0.2           130      -            433       0.2        (418)     (0.2)
Equity in net earnings of affiliated
companies and partnership                      2,949       0.7         1,440      0.4        1,048       0.5       1,443       0.7
                                             -------     -----       -------    -----      -------     -----     -------     -----
Net earnings                                  21,466       5.1        16,482      4.3        9,211       4.2       4,772       2.5
                                             =======     =====       =======    =====      =======     =====     =======     =====
Diluted earnings per share                      0.54                   0.41                  0.23                   0.12
                                             =======                 =======               =======               =======

         NON-US GAAP DISCLOSURE
         ----------------------

         The following table sets forth the Company's results of operations excluding the effect of the Company's phantom stock option plan ("phantom plan") in 2003 and 2002, and of the non-recurring charge related to the agreement reached by El-Op with the Office of the Israeli Chief Scientist ("OCS") in the second quarter of 2002:

                                                                For the six months                      For the three months
                                                                   ended June 30                             ended June 30
                                                      --------------------------------------   ------------------------------------
                                                              2003                  2002             2003               2002
                                                      -----------------      ---------------   ----------------    ----------------
                                                         $          %          $          %      $          %        $         %
                                                      -------      ----      ------     ----   ------       ---    ------      ----
                                                             (In thousands of U.S. dollars except per share data)
         GROSS PROFIT AS REPORTED                     114,144      27.1      95,510     25.2   57,353      26.2    43,257      22.4
Non-recurring charge due to OCS agreement                   -       -         9,801      2.6        -       -       9,801       5.1
Non-cash expense (income) related to phantom plan       3,520       0.9        (337)    (0.1)   3,020       1.4      (172)     (0.1)
                                                      -------      ----      ------     ----   ------      ----    ------      ----
Gross profit excluding phantom plan effect in
2003 and 2002, and non-recurring OCS charge in 2002   117,664      28.0     104,974     27.7   60,373      27.6    52,886      27.4
                                                      =======      ====     =======     ====   ======      ====    ======      ====
OPERATING  PROFIT AS REPORTED                          27,644       6.6      20,661      5.5   12,734       5.8     5,444       2.8

Non-recurring charge due to OCS agreement                   -       -         9,801      2.6        -       -       9,801       5.1
Non-cash expense (income) related to phantom plan       6,421       1.5        (613)    (0.1)   5,030       2.3      (314)     (0.1)
                                                      -------      ----      ------     ----   ------      ----    ------      ----
Operating profit excluding phantom plan effect in
2003 and 2002, and non-recurring OCS charge in 2002    34,065       8.1      29,849      7.9   17,764       8.1    14,931       7.8
                                                      =======      ====      ======      ===   ======      ====    ======       ===
NET EARNINGS AS REPORTED                               21,466       5.1      16,482      4.3    9,211       4.2     4,772       2.4
Non-recurring charge due to OCS agreement                   -       -         7,840      2.1        -       -       7,840       4.1
Non-cash expense (income) related to phantom plan       5,137       1.2        (478)    (0.1)   4,115       1.9      (257)     (0.1)
                                                      -------      ----      ------     ----   ------      ----    ------      ----
Net earnings excluding phantom plan effect in
2003 and 2002, and non-recurring OCS charge in 2002    26,603       6.3      23,844      6.3   13,326       6.1    12,355       6.4
                                                      =======      ====      ======     ====   ======      ====    ======      ====
EARNINGS PER SHARE AS REPORTED                           0.54                  0.41              0.23                0.12
Diluted earnings per share excluding phantom plan
effect in 2003 and 2002, and non-recurring OCS charge
in 2002                                                  0.66                 0.60               0.33                0.31
                                                         ====                 ====               ====                ====



         REVENUES
         --------

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         The Company's consolidated revenues increased by 11.1%, from $379.0 million in the first six months of 2002 to $420.9 million in the first six months of 2003.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                              Six-Month Period ended
                                                                              ----------------------
                                                                       June 30, 2003              June 30, 2002
                                                                 -----------------------        -----------------
                                                                 $ millions          %      $ millions        %
         Airborne systems                                           201.2           47.8        169.9        44.8
         Combat vehicle systems                                      75.8           18.0         70.1        18.5
         C4I systems                                                 64.6           15.3         56.0        14.8
         Electro-optics                                              54.7           13.0         64.2        16.9
         Other  (mainly non-defense engineering    and
         production services)                                        24.6            5.9         18.8         5.0
                                                                    -----          -----        -----       -----
         Total                                                      420.9          100.0        379.0       100.0
                                                                    =====          =====        =====       =====

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                              Six-Month Period ended
                                                                              ----------------------
                                                                       June 30, 2003              June 30, 2002
                                                                 -----------------------        -----------------
                                                                 $ millions      %         $ millions       %
         Israel                                                    111.9        26.6           96.9       25.5
         United States                                             159.6        37.9          127.2       33.6
         Europe                                                     49.0        11.6           64.8       17.1
         Other countries                                           100.4        23.9           90.1       23.8
                                                                   -----        ----           ----       ----
         Total                                                     420.9       100.0          379.0      100.0
                                                                   =====       =====          =====      =====


         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         The consolidated revenues increased by 13.2% from $193.2 million in the second quarter of 2002 to $218.8 million in the second quarter of 2003.

         The following table sets forth the Company's revenue distribution by areas of operation:

                                                                              Three-Month Period ended
                                                                              ------------------------
                                                                     June 30, 2003              June 30, 2002
                                                                 -----------------------     -----------------
                                                                 $ millions      %          $ millions      %
         Airborne systems                                          102.3        46.8           77.6       40.2
         Combat vehicle systems                                     43.5        19.9           42.9       22.2
         C4I systems                                                32.6        14.9           27.4       14.2
         Electro-optics                                             27.5        12.5           35.0       18.1
         Other  (mainly non-defense engineering and
         production services)                                       12.9         5.9           10.3        5.3
                                                                   -----       -----          -----      -----
         Total                                                     218.8       100.0          193.2      100.0
                                                                   =====       =====          =====      =====

         The following table sets forth the Company's distribution of revenues by geographical regions:

                                                                              Three-Month Period ended
                                                                 ------------------------------------------------
                                                                     June 30, 2003              June 30, 2002
                                                                 -----------------------     --------------------
                                                                 $ millions         %          $ millions      %
         Israel                                                       61.5          28.1          47.5       25.0
         United States                                                82.5          37.7          77.9       40.0
         Europe                                                       27.6          12.6          24.2       13.0
         Other countries                                              47.2          21.6          43.6       22.0
                                                                     -----         -----         -----      -----
         Total                                                       218.8         100.0         193.2      100.0
                                                                     =====         =====         =====      =====

         The Company's sales are made primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company's revenues is subject to governmental budgetary constraints. The recent economic situation in Israel has created some uncertainty with respect to the Israeli Government's general and defense budgets.

         GROSS PROFIT
         ------------

         The Company's gross profit represents the aggregate results of the Company's activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         Reported gross profit in the six months ended June 30, 2003 was $114.1 million as compared to $95.5 million in the six months ended June 30, 2002. The reported gross profit margin in the six months ended June 30, 2003 was 27.1% as compared to 25.2% in the corresponding period of the previous year.

         The Company's cost of goods sold in the six months ended June 30, 2003 included $3.5 million in non-cash expenses resulting from its phantom option plan, as compared to an immaterial amount in the six months ended June 30, 2002. Excluding non-cash expenses related to the Company's phantom option, gross profit in the six months ended June 30, 2003 was $117.7 million, or 28.0% of revenues.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the six-month period ended June 30, 2002 was $105.0 million, or 27.7% of revenues.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         Reported gross profit in the quarter ended June 30, 2003 was $57.4 million as compared to $43.3 million in the quarter ended June 30, 2002. The reported gross profit margin in the second quarter of 2003 was 26.2% as compared to 22.4% in the same period last year.

         The Company's cost of goods sold in the second quarter of 2003 included $3.0 million in non-cash expenses resulting from its phantom option plan, as compared to an immaterial amount in the second quarter of 2002.

         Excluding non-cash expenses related to the Company's phantom option compensation costs, gross profit in the quarter ended June 30, 2003 was $60.4 million, or 27.6% of revenues.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the quarter ended June 30, 2002 was $52.9 million, or 27.4% of revenues.

         RESEARCH AND DEVELOPMENT ("R&D")
         --------------------------------

         The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

         The Company's R&D activities in the reported period were in accordance with its plans.

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         Gross R&D expenses in the six months ended June 30, 2003 totaled $30.4 million (7.2% of revenues), as compared to $26.8 million (7.1% of revenues) in the six months ended June 30, 2002.

         Net R&D expenses (after deduction of the OCS participation) in the six months ended June 30, 2003 totaled $28.5 million (6.8% of revenues), as compared to $24.9 million (6.6% of revenues) in the six months ended June 30, 2002.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------


         Gross R&D expenses in the quarter ended June 30, 2003 totaled $14.7 million (6.7% of revenues), as compared to $12.9 million (6.7% of revenues) in the quarter ended June 30, 2002.

         Net R&D expenses (after deduction of the OCS participation) in the quarter ended June 30, 2003 totaled $13.6 million (6.2% of revenues), as compared to $12.3 million (6.4% of revenues) in the quarter ended June 30, 2002.

         R&D expenses in the quarter ended June 30, 2003 included an immaterial amount of non-cash expenses related to the Company's phantom option plan.

         MARKETING AND SELLING EXPENSES
         ------------------------------

         The Company invests significantly in developing new markets and pursues at any given time various business opportunities. The continued investment in developing new business opportunities, as well as the increased level of revenues and the increased length of time required for marketing efforts until orders are received, generated a higher level of sales and marketing expenses in the three and six-month periods ended June 30, 2003, as compared to the corresponding periods in 2002.

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         Marketing and selling expenses in the six months ended June 30, 2003 were $35.1 million (8.3% of revenues), as compared to $29.9 million (7.9% of revenues) in the six months ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, marketing and selling expenses in the six months ended June 30, 2003 were $34.1 million (8.1% of revenues).

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------


         Marketing and selling expenses in the quarter ended June 30, 2003 were $19.1 million (8.7% of revenues), as compared to $15.3 million (7.9% of revenues) in the quarter ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, marketing and selling expenses in the quarter ended June 30, 2003 were $18.1 million (8.3% of revenues).

         GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES
         -------------------------------------------

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         G&A expenses were $22.9 million (5.4% of revenues) in the six months ended June 30, 2003, as compared to $20.0 million (5.3% of revenues) in the six months ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, G&A expenses in the six months ended June 30, 2003 were $21.3 million (5.1% of revenues).

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         G&A expenses were $11.9 million (5.5% of revenues) in the quarter ended June 30, 2003, as compared to $10.3 million (5.3 % of revenues) in the quarter ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, G&A expenses in the quarter ended June 30, 2003 were $11.2 million (5.1% of revenues).

         OPERATING PROFIT
         ----------------

         The majority of the Company's operating expenses are related to the Company's investment in the development of future technologies and products, and in generating new business. These expenses are included in the Company's R&D and marketing and sales expenses, which together accounted for 73.5% and 73.3% of the operating expenses during the six and three-month periods ended June 30, 2003, respectively.

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         As a result of all of the above, reported operating income in the six months ended June 30, 2003 was $27.6 million (6.6% of revenues), as compared to $20.7 million (5.5% of revenues) in the six months ended June 30, 2002.

         For the six months ended June 30, 2003, the Company's operating profit included $6.4 million in non-cash expenses associated with the Company's phantom option plan, as compared to an immaterial amount in the six months ended June 30, 2002.


         Excluding phantom share compensation costs, operating income totaled $34.1 million (8.1% of revenues) in the six months ended June 30, 2003.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, operating profit in the six-month period ended June 30, 2002 was $29.8 million, or 7.9% of revenues.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         As a result of all of the above, reported operating income in the quarter ended June 30, 2003 was $12.7 million (5.8% of revenues), as compared to $5.4 million (2.8% of revenues) in the quarter ended June 30, 2002.

         During the second quarter of 2003, the Company's operating profit included $5.0 million in non-cash expenses associated with the Company's phantom option plan, as compared to an immaterial amount in the second quarter of 2002.


         Excluding phantom share compensation costs in 2003, operating income totaled $17.8 million (8.1% of revenues) in the second quarter ended June 30, 2003.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, operating profit in the quarter ended June 30, 2002 was $14.9 million, or 7.8% of revenues.

         FINANCE EXPENSE (NET)
         ---------------------

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         Net finance expense in the six months ended June 30, 2003 was $3.3 million, as compared to $0.1 million of finance expense in the six months ended June 30, 2002.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         Net finance expense in the quarter ended June 30, 2003 was $2.0 million, as compared to $0.1 million of finance expense in the quarter ended June 30, 2002.

         The increase in the net finance expense during the three and six-month periods ended June 30, 2003 as compared to the respective periods in 2002 resulted mainly from a lower level of finance income generated, and from the effect of the devaluation of the US dollar against the New Israeli Shekel ("NIS") on NIS denominated loans, which occurred mainly in the second quarter of 2003.

         TAXES ON INCOME
         ---------------

         The Company's tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The changes in the effective tax rate are attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group's companies generating the taxable income operate.

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------


         Provision for taxes in the six months ended June 30, 2003 was $6.6 million (effective tax rate of 27.0%), as compared to a provision for taxes of $5.2 million (effective tax rate of 26.0%) in the six months ended June 30, 2002.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         Provision for taxes in the quarter ended June 30, 2003 was $3.0 million (effective tax rate of 27.7 %), as compared to a provision for taxes of $1.3 million (effective tax rate of 26.2%) in the quarter ended June 30, 2002.

         Excluding the effect of the non-cash expenses related to the phantom stock options plan, tax rates for the six and three-month periods ended June 30, 2003 were 25.2% and 24.5% respectively. The difference in the tax rates is due to the different tax treatment of the non-cash expense in the various tax jurisdictions in which the Company operates.

         COMPANY'S SHARE IN EARNINGS OF AFFILIATED COMPANIES AND PARTNERSHIP
         -------------------------------------------------------------------

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------


         In the six months ended June 30, 2003 the Company had net income of $2.9 million from its share in earnings of affiliated companies and partnership, as compared to $1.4 million in the six months ended June 30, 2002.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------


         In the second quarter of 2003 the Company had net income of $1.0 million from its share in earnings of affiliated companies and partnership, as compared to $1.4 million in the second quarter of 2002.

         The affiliated companies and partnership in which the Company holds
50% or less in shares or voting rights and are therefore not consolidated in its financial statements operate in the Company's core business areas, including electro-optics and airborne systems.

         NET EARNINGS AND EARNINGS PER SHARE ("EPS")
         -------------------------------------------

         SIX MONTHS ENDED ON JUNE 30, 2003, COMPARED TO SIX MONTHS ENDED ON JUNE
         -----------------------------------------------------------------------
30, 2002
--------

         Reported net earnings in the six months ended June 30, 2003 were $21.5 million (5.1% of revenues), as compared to reported net earnings of $16.5 million (4.3% of revenues) in the six months ended June 30, 2002. Diluted EPS in the six months ended June 30, 2003 was $0.54, as compared to $0.41 per share in the six months ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, net earnings in the six months ended June 30, 2003 were $26.6 million (6.3% of revenues), and the EPS was $0.66.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, net earnings in the six-month period ended
June 30, 2002 was $23.8 million or 6.3% of revenues, and the EPS was $0.60.

         The number of shares used for computation of diluted EPS in the six months ended June 30, 2003 was 40,095 thousand shares, as compared to 39,960 thousand shares in the six months ended June 30, 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to the change in the average share price during the six months ended June 30, 2003 which, due to the impact of the Company's stock option plan, affects the number of shares calculated on a diluted basis, and due to exercise of options by employees during the period.

         THREE MONTHS ENDED ON JUNE 30, 2003, COMPARED TO THREE MONTHS ENDED ON
         ----------------------------------------------------------------------
JUNE 30, 2002
-------------

         Reported net earnings in the quarter ended June 30, 2003 was $9.2 million (4.2% of revenues), as compared to reported net earnings of $4.8 million (2.5% of revenues) in the quarter ended June 30, 2002. Diluted EPS in the quarter ended June 30, 2003 was $0.23, as compared to $0.12 in the quarter ended June 30, 2002.

         Excluding the phantom option plan non-cash expenses in 2003, net earnings in the quarter ended June 30, 2003 were $13.3 million (6.1% of revenues), and the EPS was $0.33.

         Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, net earnings in the quarter ended June 30, 2002 was $12.4 million (or 6.4% of revenues), and the EPS was $0.31.

         The number of shares used for computation of diluted EPS in the quarter ended June 30, 2003 was 40,396 thousand shares, as compared to 39,791 thousand shares in the quarter ended June 30, 2002. The increase in the number of shares used for computation of diluted EPS was due mainly to the change in the average share price during the second quarter of 2003 which, due to the impact of the Company's stock option plan, affects the number of shares calculated on a diluted basis, and due to exercise of options by employees during the period.

         J.        LIQUIDITY AND CAPITAL RESOURCES
                   -------------------------------

         The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are on-going. As a result, the Company's cash flows may vary from one period to another.


         The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

         The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, as well as Government of Israel grants and participation and bank financing in Israel and elsewhere based on its capital, assets and activities. In addition, the Company has the ability to raise funds through the offering of shares and debentures to the public from time to time.

         The Company's net cash flows generated from operating activities in the six-month period ended June 30, 2003 were $11.2 million.

         Net cash flows used for investment activities in the six months period ended June 30, 2003 were $25.2 million, which were used mainly for procurement of property, plant and equipment. The investments were primarily in equipment for the Group's various manufacturing plants and in buildings being constructed at Elbit Systems' facility in Haifa, Israel and El-Op's site in Rehovot, Israel. The acquisition of OIP is included in the cash flow used in the reported period.

         Net cash flows used for financing activities in the six-month period ended June 30, 2003 were $15.3 million. The cash flows were used mainly for reduction of borrowings, which were partially offset by proceeds from share options exercised.

         On June 30, 2003, the Company had total borrowings in the amount of $94.9 million, including $21.8 million in short-term loans, and $392 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2003, the Company had a cash balance amounting to $47.0 million.

         As of June 30, 2003, the Company had working capital of $195.6 million, and its current ratio was 1.49. The Company's ratio of equity to total assets was 45.7%.

         K.       DERIVATIVES AND HEDGES
                  ----------------------

         Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates, and the Company may use financial instruments to limit exposure. The Company typically enters into forward contracts in connection with transactions that are denominated in currencies other than US dollars and NIS. The Company may enter from time to time into forward contracts related to NIS.

         On June 30, 2003, the Company's liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations. The Company's deposits and loans are based on variable interest rates, and their value as of June 30, 2003 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company's results of operations due to changes in the cost of its liabilities and the return on its assets that are based on variable rates.

         The Company's functional currency is the U.S. dollar. On June 30, 2003, the Company had exposure due to liabilities denominated in NIS of $43.4 million in excess of its NIS denominated assets. These liabilities represent mostly wages, trade payables and loans. The amount of the Company's exposure to the changes in the NIS/US$ exchange rate may vary from time to time. In order to hedge against certain expected NIS payments, the Company entered into forward contracts designated as hedging. As of June

30, 2003, the results of the then existing derivatives are being deferred until payments are realized, which is expected to occur during 2003. On June 30, 2003, the Company had forward contracts covering NIS exposure in the amount of $29.0 million.

         Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2003 by forward contracts. On June 30, 2003, the Company had contracts for the sale and purchase of such foreign currencies totaling $17.9 million.

         L.       DIVIDENDS
                  ---------

         The Board of Directors declared on August 11, 2003 a dividend of $0.10 per share.

                                      * * *

--------------------------------------------------------------------------------

         Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

                                    EXHIBIT 2
                                    ---------












                    ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2003
                               -------------------
                                   (Unaudited)
                         (In thousands of U.S. dollars)

                     ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES










                                 C O N T E N T S
                                 ---------------


                                                                       P A G E
                                                                       -------


CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    Condensed Balance Sheets                                             2 - 3

    Consolidated Statements of Operations                                  4

    Consolidated Statements of Changes in Shareholder's Equity           5 - 6

    Consolidated Statements of Cash Flows                                7 - 8

    Notes to the Consolidated Financial Statements                       9 - 12







                                   # # # # # #

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. dollars)


                                                                           JUNE 30,          DECEMBER 31,
                                                                             2003                2002
                                                                        --------------       ------------
                                                                          (UNAUDITED)          (AUDITED)

CURRENT ASSETS
  Cash and cash equivalents                                                  $47,000              $76,280
  Short-term bank deposits                                                     2,260                1,650
  Trade receivables, net of allowance for doubtful
    accounts of $3,703 and $3,411 as of June 30, 2003
    and December 31, 2002, respectively.                                     235,503              227,724
  Other receivables and prepaid expenses                                      42,316               34,376
  Inventories, net of advances                                               268,447              220,399
                                                                        --------------       ------------
  Total current assets                                                       595,526              560,429
                                                                        --------------       ------------

INVESTMENTS AND LONG-TERM RECEIVABLES
 Investments in affiliated companies and partnership                          23,756               21,947
 Investments in other companies                                               10,742               11,104
 Long-term receivables                                                           308               20,859
 Long-term bank deposits and loan                                              2,220                3,686
 Severance pay fund                                                            7,732                6,641
                                                                        --------------       ------------
                                                                              44,758               64,237
                                                                        --------------       ------------

PROPERTY, PLANT AND EQUIPMENT, NET                                           215,360              202,961
                                                                        --------------       ------------



OTHER ASSETS, NET
 Goodwill and assembled work-force, net                                       32,204               32,162
 Know-how and other intangible assets, net                                    70,213               73,607
                                                                        --------------       ------------
                                                                             102,417              105,769
                                                                        --------------       ------------

                                                                            $958,061             $933,396
                                                                        ==============       ============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                (In thousands of U.S. dollars except share data)

                                                                                JUNE 30,      DECEMBER 31,
                                                                                  2003            2002
                                                                              -------------   ------------
                                                                               (UNAUDITED)      (AUDITED)


CURRENT LIABILITIES
  Short-term bank credit and loans                                                 $21,779      $30,915
  Trade payables                                                                   123,448       82,521
  Other payables and accrued expenses                                              154,683      140,981
  Customer advances and amounts in excess of
     costs incurred                                                                 99,253      108,418
                                                                              -------------   ------------
  Total current liabilities                                                        399,163       362,835
                                                                              -------------   ------------

LONG-TERM LIABILITIES
  Long-term loans                                                                   73,079        73,173
  Advances from customers                                                            2,399        40,411
  Deferred income taxes                                                             14,923        16,413
  Accrued severance pay                                                             26,280        24,486
                                                                              -------------   ------------
                                                                                   116,681       154,483
                                                                              -------------   ------------

MINORITY INTEREST                                                                    4,027         4,717
                                                                              -------------   ------------

SHAREHOLDERS' EQUITY
  Share capital
    Ordinary shares of NIS1 par value;  Authorized - 80,000,000 shares;  Issued-
       39,560,969  shares and 39,212,328 shares as of June 30, 2003 and December
       31, 2002,  respectively;  Outstanding-  39,152,148  shares and 38,803,507 shares as of June 30, 2003 and December 31,
       2002, respectively                                                           11,231        11,154
  Accumulated other comprehensive loss                                                (738)       (2,882)
  Additional paid-in capital                                                       258,580       248,387
  Retained earnings                                                                173,438       159,023
  Treasury stock- 408,821 shares                                                    (4,321)       (4,321)
                                                                              -------------   ------------
                                                                                   438,190       411,361
                                                                              -------------   ------------

                                                                                  $958,061      $933,396
                                                                              =============   ============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              (In thousands of U.S. dollars, except per share data)

                                                          SIX MONTHS ENDED              THREE MONTHS ENDED           YEAR ENDED
                                                               JUNE 30,                      JUNE 30,                DECEMBER 31,
                                                         2003            2002           2003            2002            2002
                                                     ----------      -----------    -----------     -----------      ------------
                                                              (UNAUDITED)                    (UNAUDITED)              (AUDITED)
                                                     ---------------------------    ---------------------------      ------------

Revenues                                               $420,948        $378,988       $218,758        $193,202         $827,456
Cost of revenues                                       (306,804)       (273,677)      (161,405)       (140,144)        (595,512)
Chief Scientist  ("OCS")                                      -          (9,801)            -           (9,801)          (9,801)
                                                     ----------      -----------    -----------     -----------      -----------
    Gross profit                                        114,144          95,510         57,353          43,257          222,143
                                                     ----------      -----------    -----------     -----------      -----------

Research and development costs, net                      28,488          24,925         13,586          12,293           57,010
Marketing and selling expenses                           35,123          29,943         19,095          15,255           65,691
General and administrative expenses                      22,889          19,981         11,938          10,265           41,651
                                                     ----------      -----------    -----------     -----------      -----------

                                                         86,500          74,849         44,619          37,813          164,352
                                                     ----------      -----------    -----------     -----------      -----------

    Operating income                                     27,644          20,661         12,734           5,444           57,791

Financial expenses, net                                  (3,306)            (95)        (2,030)           (103)          (3,035)
Other income (expenses), net                                 91            (409)           (18)           (263)            (462)
                                                     ----------      -----------    -----------     -----------      -----------
    Income before taxes on income                        24,429          20,157         10,686           5,078           54,294
Taxes on income                                           6,602           5,245          2,956           1,331            9,348
                                                     ----------      -----------    -----------     -----------      -----------
                                                         17,827          14,912          7,730           3,747           44,946
Equity in net earnings of affiliated companies
   and partnership                                        2,949           1,440          1,048           1,443              675
Minority interest                                           690             130            433            (418)            (508)
                                                     ----------      -----------    -----------     -----------      -----------
    Net income                                          $21,466         $16,482         $9,211          $4,772          $45,113
                                                     ==========      ===========    ===========     ===========      ===========
Earnings per share
    Basic earnings per share                              $0.55           $0.43          $0.24           $0.12            $1.17
                                                     ==========      ===========    ===========     ===========      ===========

Weighted average number of shares used in
   computation (in thousands)                            38,906          38,431         38,990          38,461           38,489
                                                     ==========      ===========    ===========     ===========      ===========

Diluted earnings per share                                $0.54           $0.41          $0.23           $0.12            $1.13
                                                     ==========      ===========    ===========     ===========      ===========

Weighted average number of shares
   used in computation (in thousands)                    40,095          39,960         40,396          39,791           39,863
                                                     ==========      ===========    ===========     ===========      ===========



               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN SHARHOLDER'S EQUITY
                         (In thousands of U.S. dollars)

                                                                                                   ACCUMULATED
                                                                                    ADDITIONAL        OTHER
                                                        NUMBER OF        SHARE       PAID-IN      COMPREHENSIVE     RETAINED
                                                         SHARES         CAPITAL      CAPITAL           LOSS         EARNINGS
                                                       ----------      ----------   -----------   --------------    ----------

UNAUDITED
BALANCE AS OF JANUARY  1, 2003                         38,803,507         $11,154     $248,387       $(2,882)       $159,023
Exercise of options                                       348,641              77        3,338             -               -
Tax benefit in respect of options exercised                     -               -          434             -               -
Amortization of deferred stock compensation                     -               -        6,421             -               -
Dividend paid                                                   -               -            -             -          (7,051)
Net income                                                      -               -            -             -           21,466
Unrealized gains on derivative instruments                      -               -            -         2,144               -
                                                       ----------      ----------   -----------   --------------   ----------
BALANCE AS OF JUNE 30, 2003                            39,152,148         $11,231     $258,580         $(738)       $173,438
                                                       ==========      ==========   ===========   ==============   ==========

BALANCE AS OF JANUARY 1, 2002                          38,739,093         $11,054     $244,625             -        $126,627
Exercise of options                                       166,089              36        1,554             -               -
Tax benefit in respect of options exercised                     -               -          336             -               -
Amortization of deferred stock compensation                     -               -         (613)            -               -
Dividend paid                                                   -               -            -             -          (6,169)
Net income                                                      -               -            -             -          16,482
                                                       ----------      ----------   -----------   --------------   ----------
BALANCE AS OF JUNE 30, 2002                            38,905,182         $11,090     $245,902             -        $136,940
                                                       ==========      ==========   ===========   ==============   ==========

                                                                                        TOTAL
                                                        TREASURY                    COMPREHENSIVE
                                                         STOCK            TOTAL         INCOME
                                                       -----------     ----------  -------------

UNAUDITED
BALANCE AS OF JANUARY  1, 2003                            $(4,321)       $411,361
Exercise of options                                             -           3,415
Tax benefit in respect of options exercised                     -             434
Amortization of deferred stock compensation                     -           6,421
Dividend paid                                                   -          (7,051)
Net income                                                      -          21,466      $21,466
Unrealized gains on derivative instruments                      -           2,144        2,144
                                                       -----------     ----------  -------------
BALANCE AS OF JUNE 30, 2003                               $(4,321)       $438,190      $23,610
                                                       ===========     ==========  =============


BALANCE AS OF JANUARY 1, 2002                             $(4,321)       $377,985
Exercise of options                                             -           1,590
Tax benefit in respect of options exercised                     -             336
Amortization of deferred stock compensation                     -            (613)
Dividend paid                                                   -          (6,169)
Net income                                                      -          16,482      $16,482
                                                       -----------     ----------  -------------
BALANCE AS OF JUNE 30, 2002                               $(4,321)       $389,611      $16,482
                                                       ===========     ==========  =============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF CHANGES
                             IN SHARHOLDER'S EQUITY
                         (In thousands of U.S. dollars)

                                                                                                   ACCUMULATED
                                                                                   ADDITIONAL         OTHER
                                                      NUMBER OF       SHARE         PAID-IN       COMPREHENSIVE     RETAINED
                                                       SHARES        CAPITAL        CAPITAL           LOSS          EARNINGS
                                                   --------------  -----------    -------------   --------------  -----------
UNAUDITED
BALANCE AS OF APRIL 1, 2003                            38,843,262      $11,162         $250,250         $(2,882)    $167,786
Exercise of options                                       308,886           69            2,918               -            -
Tax benefit in respect of options exercised                     -            -              382               -            -
Amortization of deferred stock compensation                     -            -            5,030               -            -
Dividend paid                                                   -            -                -               -       (3,559)
Net income                                                      -            -                -               -        9,211
Unrealized gains on derivative instruments                      -            -                -           2,144            -
                                                   --------------  -----------    -------------   --------------  -----------
BALANCE AS OF JUNE 30, 2003                            39,152,148      $11,231         $258,580           $(738)    $173,438
                                                   ==============  ===========    =============   ==============  ===========

BALANCE AS OF APRIL 1, 2002                            38,853,750      $11,079         $245,695               -     $135,271
Exercise of options                                        51,432           11              455               -            -
Tax benefit in respect of options exercised                     -            -               66               -            -
Amortization of deferred stock compensation                     -            -             (314)              -            -
Dividend paid                                                   -            -                -               -       (3,103)
Net income                                                      -            -                -               -        4,772
                                                   --------------  -----------    -------------   --------------  -----------
BALANCE AS OF JUNE 30, 2002                            38,905,182      $11,090         $245,902               -     $136,940
                                                   ==============  ===========    =============   ==============  ===========

AUDITED
BALANCE AS OF JANUARY  1, 2002                         38,330,272      $11,054         $244,625               -     $126,627
  Exercise of options                                     473,235          100            4,040               -            -
  Tax benefit in respect of options exercised                   -            -              648               -            -
  Amortization of deferred stock compensation                   -            -             (926)              -            -
  Dividend paid                                                 -            -                -               -      (12,717)
  Net income                                                    -            -                -               -       45,113
  Minimum pension liability                                     -            -                -          (2,882)           -
                                                   --------------  -----------    -------------   --------------  -----------
BALANCE AS OF DECEMBER 31, 2002                        38,803,507      $11,154         $248,387         $(2,882)    $159,023
                                                   ==============  ===========    =============   ==============  ===========

                                                                                     TOTAL
                                                      TREASURY                    COMPREHENSIVE
                                                       STOCK          TOTAL          INCOME
                                                   -------------   ------------   --------------
UNAUDITED
BALANCE AS OF APRIL 1, 2003                            $(4,321)       $421,995
Exercise of options                                          -           2,987
Tax benefit in respect of options exercised                  -             382
Amortization of deferred stock compensation                  -           5,030
Dividend paid                                                -          (3,559)
Net income                                                   -           9,211          $9,211
Unrealized gains on derivative instruments                   -           2,144           2,144
                                                   -------------   ------------   --------------
BALANCE AS OF JUNE 30, 2003                            $(4,321)       $438,190         $11,355
                                                   =============   ============   ===============

BALANCE AS OF APRIL 1, 2002                            $(4,321)       $387,724
Exercise of options                                          -             466
Tax benefit in respect of options exercised                  -              66
Amortization of deferred stock compensation                  -            (314)
Dividend paid                                                -          (3,103)
Net income                                                   -           4,772          $4,772
                                                   -------------   ------------   --------------
BALANCE AS OF JUNE 30, 2002                            $(4,321)       $389,611          $4,772
                                                   =============   ============   ===============

AUDITED
BALANCE AS OF JANUARY  1, 2002                         $(4,321)       $377,985
  Exercise of options                                        -           4,140
  Tax benefit in respect of options exercised                -             648
  Amortization of deferred stock compensation                -            (926)
  Dividend paid                                              -         (12,717)
  Net income                                                 -          45,113         $45,113
  Minimum pension liability                                  -          (2,882)         (2,882)
                                                   -------------   ------------   --------------
BALANCE AS OF DECEMBER 31, 2002                        $(4,321)       $411,361         $42,231
                                                   =============   ============   ===============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (In thousands of U.S. dollars)

                                                                                              SIX MONTHS ENDED
                                                                                                   JUNE 30,             YEAR ENDED
                                                                                           -----------------------     DECEMBER 31,
                                                                                               2003         2002           2002
                                                                                                  (UNAUDITED)           (AUDITED)
                                                                                           -----------------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                                                 $21,466      $16,482          $45,113
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                                           18,452       15,683           32,937
      Amortization of deferred stock compensation                                              6,421         (613)            (926)
      Deferred income taxes                                                                   (1,536)         830           (5,620)
      Severance pay fund                                                                      (1,091)         770             (113)
      Accrued severance pay                                                                    1,794        1,039            6,373
      Loss on disposal of property plant and equipment                                           141          700              743
      Tax benefit in respect of options exercised                                                434          336              648
      Other adjustments                                                                          417            7              683
      Minority interests                                                                        (690)        (130)             508
      Equity in net earnings of affiliated companies and partnership, net of
       dividend received                                                                      (2,789)      (1,440)            (675)
  Changes in operating assets and liabilities:
      Decrease in trade and other receivables and prepaid expenses                            12,589       24,846           58,554
      Increase in inventories                                                                (41,998)     (46,139)         (55,106)
      Increase (decrease) in trade and other payables and accrued expenses                    47,075      (13,840)         (19,321)
      Increase (decrease) in advances received from customers                                (49,288)      41,985           42,999
      Liabilities to Chief Scientist                                                            (204)       9,933            9,197
                                                                                           ----------    ----------        ---------
  Net cash provided by operating activities                                                   11,193       50,449          115,994
                                                                                           ----------    ----------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment and other assets                                 (29,147)     (18,343)         (46,003)
  Investment grants received for property, plant and equipment                                     -            -              119
  Acquisition of business or subsidiary (Schedule A)                                          (1,052)      (5,280)          (5,280)
  Investments in affiliated companies and subsidiaries                                             -       (1,756)          (1,681)
  Proceeds from sale of property, plant and equipment and investments                          2,112          740              956
  Long-term loan granted                                                                           -            -             (714)
  Long-term loan repaid                                                                        2,400            -                -
  Short-term loan repaid (granted)                                                              (350)           -            1,371
  Long-term bank deposits made                                                                  (794)        (488)          (1,228)
  Long-term bank deposits redeemed                                                             1,413        1,040            1,689
  Short-term bank deposits, net                                                                  255         (114)            (204)
                                                                                           ----------    ----------        ---------
       Net cash used in investing activities                                                 (25,163)     (24,201)         (50,975)
                                                                                           ----------    ----------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from exercise of options                                                            3,415        1,590            4,140
  Repayment of long-term bank loans                                                           (7,278)        (865)          (3,249)
  Proceeds from long-term bank loans                                                               -        2,116            2,233
  Dividends paid                                                                              (7,051)      (6,169)         (12,717)
  Change in short-term bank credit and loans, net                                             (4,396)      (7,411)         (19,729)
                                                                                           ----------    ----------        ---------
       Net cash used in financing activities                                                 (15,310)     (10,739)         (29,322)
                                                                                           ----------    ----------        ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         (29,280)      15,509           35,697
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                                      76,280       40,583           40,583
                                                                                           ----------    ----------        ---------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                           $47,000      $56,092          $76,280
                                                                                           ==========    ==========        =========

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT.)
                         (In thousands of U.S. dollars)


                                                                           SIX MONTHS ENDED
                                                                               JUNE 30,                 YEAR ENDED
                                                                       ------------------------         DECEMBER 31,
                                                                         2003            2002              2002
                                                                       ---------       --------        -------------
                                                                             (UNAUDITED)                (AUDITED)

SUPPLEMENTARY CASH FLOWS ACTIVITIES:

     Cash paid during the period for:
       Income taxes                                                      $8,167           $7,358             $21,730
                                                                       =========       =========       =============
       Interest                                                          $1,214           $1,907              $2,947
                                                                       =========       =========       =============

SCHEDULE A:
Company or business acquired

Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition:

     Working capital deficiency (except cash and cash equivalents)       $  816         $     -             $     -
     Property, plant and equipment                                         (168)           (275)               (275)
     Know-how and other intangible assets                                     -          (5,125)             (5,078)
     Deferred income taxes                                               (1,700)              -                    -
                                                                       ---------       ---------       -------------
                                                                         (1,052)         (5,400)             (5,353)

     Less - short-term debt incurred on acquisition                          -             120                   73
                                                                       ---------       ---------       -------------
                                                                        $(1,052)        $(5,280)            $(5,280)
                                                                       =========       =========       =============

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 1  -    GENERAL

             The accompanying financial statements have been prepared in a condensed format as of June 30, 2003, and for the six months and three months then ended in accordance with generally accepted accounting principles in the United States (U.S. GAAP) relating to the preparation of financial statements for interim periods. See
             Note 6 for the reconciliation from US GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

             These statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2002.

             The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2002, in order to conform with the current year's presentation.

             Operating results for the six months ended June 30, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.


NOTE 2 -     SIGNIFICANT ACCOUNTING  POLICIES

             The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

             The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted is the U.S. dollar.

                               ELBIT SYSTEMS LTD.
                              AND ITS SUBSIDIARIES

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
                         (In thousands of U.S. dollars)

NOTE 3 -    INVENTORIES, NET OF ADVANCES

                                                                       JUNE 30          DECEMBER 31,
                                                                        2003                2002
                                                                     -----------        ------------
                                                                     (UNAUDITED)         (AUDITED)

            Cost of long-term contracts in progress                   $251,430            $210,418
            Raw materials                                               84,795              75,579
            Advances to suppliers and subcontractors                    23,062              25,047
                                                                     -----------        ------------
                                                                       359,287             311,044
            Less-
            Cost of contracts in progress deducted
              from customer advances                                    15,534              10,658
                                                                     -----------        ------------
                                                                       343,753             300,386

            Less -
            Advances received from customers                            60,654              67,624
            Provision for losses                                        14,652              12,363
                                                                     -----------        ------------
                                                                      $268,447            $220,399
                                                                     ===========        ============

NOTE 4 -    COMPANY ACQUIRED

            On June 30, 2003, the Company (through El-Op) acquired all of the outstanding ordinary shares of Optronics Instruments & Products N.V. (O.I.P.), a company registered in Belgium, in consideration for Euro
            1.6 million in cash ($1,846). The acquisition was accounted for by the purchase method of accounting.

            O.I.P. develops, manufactures and supports electro-optical products, mainly for the defense and space markets.

            The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.


              Current assets                                    $6,896
              Property and equipment                               168
              Deferred tax assets                                1,700
                                                                -------
                 TOTAL ASSETS ACQUIRED                           8,764

              Current liabilities                               (6,918)
                                                                -------
              Net assets acquired                               $1,846
                                                                =======

NOTE 5 - STOCK-BASED COMPENSATION

            The  Company  has  elected  to follow  Accounting  Principles  Board
            Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees" and the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. According to APB 25, compensation expense is measured under the intrinsic value method, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock at the grant date of the award or other measurement date over the exercise price.

            The following pro forma information presents the effect on the Company's consolidated stock-based employee compensation expense, net income and earnings per share as if the fair value based method provided under FASB statement No. 123 had been applied to all outstanding awards in each period.

            Under SFAS 123, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model.


                                                            SIX MONTHS ENDED               THREE MONTHS ENDED            YEAR ENDED
                                                                 JUNE 30,                        JUNE 30,               DECEMBER 31,
                                                            2003           2002            2003             2002            2002
                                                          -----------------------        -------------------------      ------------
                                                                (UNAUDITED)                     (UNAUDITED)               (AUDITED)
                                                          -----------------------        -------------------------      ------------
Net income as reported                                    $21,466        $16,482          $9,211           $4,772           $45,113

Stock-based compensation expense (income), net of
 related tax effects as reported                            5,137           (478)          4,115             (257)             (767)
Stock-based compensation expense under fair value
 based method of SFAS 123, net of related tax effects      (1,478)        (1,441)           (799)            (760)           (3,059)
                                                          --------      ---------        --------         --------        ----------

Pro forma net income                                      $25,125        $14,563         $12,527           $3,755           $41,287
                                                          ========      =========        ========         ========        =========

Basic earnings per share as reported                        $0.55          $0.43           $0.24            $0.12            $1.17
                                                          ========      =========        ========         ========        =========

Pro forma basic earnings per share                          $0.65          $0.38           $0.32            $0.10            $1.07
                                                          ========      =========        ========         ========        =========

Diluted earnings per share as reported                      $0.54          $0.41           $0.23            $0.12            $1.13
                                                          ========      =========        ========         ========        =========
Pro forma diluted earnings per share                        $0.63          $0.36           $0.31            $0.09            $1.04
                                                          ========      =========        ========         ========        =========

NOTE 6 - RECONCILIATION TO ISRAELI GAAP

           As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 26 to the 2002 annual financial statements for a description of the differences between US GAAP and Israeli GAAP in respect of the Company. The effects of the differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

           1. EFFECT ON NET INCOME AND EARNINGS PER SHARE

                                                                                 SIX                       YEAR
                                                                             MONTHS ENDED                  ENDED
                                                                                JUNE 30,                DECEMBER 31,
                                                                          2003            2002              2002
                                                                        --------        ---------       -------------
                                                                           (UNAUDITED)                 (AUDITED)
           Net income as reported
              according to U.S. GAAP                                    $21,466          $16,482           $45,113
              Adjustments to Israeli GAAP                                 3,595           (2,532)           (4,227)
                                                                        --------        ---------       -------------
           Net income according to Israeli GAAP                         $25,061          $13,950           $40,886
                                                                        ========        =========       =============

           2. EFFECT ON SHAREHOLDERS' EQUITY

                                                                                                           AS PER
                                                                          AS                               ISRAELI
                                                                       REPORTED       ADJUSTMENTS            GAAP
                                                                       --------       -----------       -------------

            AS OF JUNE 30, 2003 (UNAUDITED)
              Shareholders' equity                                     $438,190          $(7,915)          $(430,275)
                                                                       =========        =========          ==========
            AS OF DECEMBER 31, 2002 (AUDITED)
              Shareholders' equity                                     $411,361         $(11,076)           $400,285
                                                                       =========        =========          ==========







                                  # # # # # # #

                                   EXHIBIT 3
                                   ---------


[LOGO OF ELBIT SYSTEMS]


                                                                EARNINGS RELEASE
                                                                ----------------


                ELBIT SYSTEMS REPORTS SECOND QUARTER 2003 RESULTS
                -------------------------------------------------

       Revenues Increase 13.2%; Backlog of Orders Reaches $1,695 million;

Haifa, Israel, August 12, 2003 - Elbit Systems Ltd. (the "Company") (NASDAQ:
ESLT), the international defense company, today reported its consolidated results for the quarter ended June 30, 2003.

Consolidated revenues for the second quarter of 2003 increased 13.2% to $218.8 million from $193.2 million in the corresponding quarter in 2002.

Consolidated revenues for the six months ended June 30, 2003 increased 11.1% to $420.9 million from $379.0 million in the same period in 2002.

Consolidated net income for the second quarter of 2003 was $9.2 million (4.2% of revenues) as compared with $4.8 million (2.5% of revenues) in the same period in 2002. Diluted earnings per share for the second quarter of 2003 was $0.23 as compared with $0.12 for the second quarter of 2002.

The Company's financial results were affected by the increase in the Company's share price during the first six months of 2003, due to a non-cash expense related to the employees "phantom" option plan.

Excluding the phantom option plan non-cash expenses, net income in the second quarter of 2003 was $13.3 million (6.1% of revenues), and the diluted EPS was $0.33.

Net income for the second quarter of 2002, excluding the non-recurring charge under the agreement with the Office of the Israeli Chief Scientist (OCS), as previously reported and the phantom option plan effect, was $12.4 million (6.4% of revenues), or $0.31 per share.

Consolidated net income for the first six months of 2003 was $21.5 million (5.1% of revenues), compared with $16.5 million (4.3% of revenues) for the same period in 2002.

Diluted EPS for the six months ended June 30, 2003 was $0.54 compared with $0.41 for the corresponding period of 2002.

Excluding the phantom option plan non-cash expenses in 2003, net income for the six months ended June 30, 2003 was $26.6 million (6.3% of revenues), and the EPS was $0.66. Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, net income for the six-month period ended June 30, 2002 was $23.8 million (6.3% of revenues), and the EPS was $0.60.

Gross profit for the second quarter of 2003 was $57.4 million (26.2% of revenues), as compared with gross profit of $43.3 million (22.4% of revenues) in the second quarter of 2002.

Excluding non-cash expense related to the Company's phantom option compensation costs, gross profit in the quarter ended June 30, 2003, was $60.4 million, or 27.6% of revenues.

Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit in the quarter ended June 30, 2002 was $52.9 million, or 27.4% of revenues.

Gross profit for the first six months of 2003 was $114.1 million (27.1% of revenues) as compared with $95.5 million (25.2% of revenues) in the same period of 2002.

Excluding non-cash expenses related to the Company's phantom option plan, gross profit for the six months ended June 30, 2003 was $117.7 million, or 28.0% of revenues.

Excluding the non-recurring charge under the OCS agreement and the phantom option plan effect, gross profit for the six-month period ended June 30, 2002 was $105.0 million, or 27.7% of revenues.

Backlog of orders as of June 30, 2003 reached $1,695 million, as compared with $1,689 million at the end of 2002. 61% of the backlog relates to orders outside of Israel. Approximately 71% of the Company's backlog as of June 30, 2003, is scheduled to be performed in the next two quarters of 2003 and during 2004. The relatively small increase in the Company's backlog was caused primarily by a slowdown in orders received from the Israeli Ministry of Defense.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: "Our results for the second quarter of 2003 reflect the continued growth of the Company. However, during the quarter we have witnessed a slowdown in orders received from the Israeli Ministry of Defense."

The Board of Directors declared a dividend of $0.10 per share for the second quarter of 2003. The dividend will be paid on September 8, 2003, net of taxes and levies, at the rate of 19%. The record date of the dividend is August 26, 2003.

Conference Call

Elbit Systems will host a conference call today, Tuesday, August 12, 2003 at 10:30 AM ET. To take part in the conference call, please dial 1-866-500-4965 (U.S. and Canada) or 1-877-332-1104 (U.S.) or +972-3-925-5910 (International) a
few minutes before the 10:30 AM ET start time. For your convenience, an instant replay will be available starting at 12:30 PM ET the same day until Thursday, August 14, 2003 at 5:00 PM ET. The replay telephone number is 1-866-500-4965 (U.S. and Canada) or +972-3-925-5945 (International).

This call will also be broadcasted live on: www.elbit.co.il and an online replay will be available for 30 days.

About Elbit Systems Ltd.
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I) and advanced electro-optic technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense applications. For further information, please visit the Company web site at www.elbit.co.il.

Contact

Ilan Pacholder, VP Finance                             Marilena LaRosa
Elbit Systems Ltd                                      Investor Relations
Tel: 972-4 831-6632                                    The Anne McBride Company
Fax: 972-4 831-6659                                    1212-983-1702 ext. 208
pacholder@elbit.co.il                                  mlarosa@annemcbride.com



STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.


                            (FINANCIAL TABLES FOLLOW)

                               ELBIT SYSTEMS LTD.
                           CONSOLIDATED BALANCE SHEETS
                           (In thousand of US Dollars)




                                                June 30       December 31
                                                 2003            2002
                                                -------        -------
                                               Unaudited        Audited
Assets
------

Current Assets:
Cash and short term deposits                     49,260         77,930
Trade receivable and others                     277,819        262,100
Inventories, net of advances                    268,447        220,399
                                                -------        -------
Total current assets                            595,526        560,429

Affiliated Companies & other Investments         34,498         33,051
Long-term receivables & others                   10,260         31,186
Fixed Assets, net                               215,360        202,961
Other Assets, net                               102,417        105,769
                                                -------        -------
                                                958,061        933,396
                                                =======        =======


Liabilities and Shareholder's Equity
------------------------------------

Current liabilities                             399,163        362,835
Long-term liabilities                           116,681        154,483
Minority Interest                                 4,027          4,717
Shareholder's equity                            438,190        411,361
                                                -------        -------
                                                958,061        933,396
                                                =======        =======

                               ELBIT SYSTEMS LTD.
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
            (In thousand of US Dollars, except for per share amounts)


                                                                                                           For the Year
                                                    Six Months Ended          Three Months Ended               Ended
                                                        June 30                     June 30                 December 31
                                                    ---------------------      --------------------        ------------
                                                     2003          2002         2003          2002              2002
                                                          Unaudited                  Unaudited                Audited
Revenues                                             420,948      378,988      218,758       193,202           827,456
Cost of revenues                                     306,804      273,677      161,405       140,144           595,512
Non-recurring OCS charge                                   -        9,801            -         9,801             9,801
                                                     -------      -------      -------       -------           -------
  Gross Profit                                       114,144       95,510       57,353        43,257           222,143

Research and development, net                         28,488       24,925       13,586        12,293            57,010
Marketing and selling                                 35,123       29,943       19,095        15,255            65,691
General and administrative                            22,889       19,981       11,938        10,265            41,651
                                                     -------      -------      -------       -------           -------
Total operating expenses                              86,500       74,849       44,619        37,813           164,352
                                                     -------      -------      -------       -------           -------

Operating income                                      27,644       20,661       12,734         5,444            57,791

Financial expenses, net                              (3,306)         (95)      (2,030)         (103)           (3,035)
Other income (expenses), net                              91        (409)         (18)         (263)             (462)
                                                     -------      -------      -------       -------           -------
  Income before income taxes                          24,429       20,157       10,686         5,078            54,294
Provisions for income taxes                            6,602        5,245        2,956         1,331             9,348
                                                     -------      -------      -------       -------           -------
                                                      17,827       14,912        7,730         3,747            44,946

Company's share of partnerships and
affiliated Companies income (loss), net                2,949        1,440        1,048         1,443               675
Minority rights                                          690          130          433         (418)             (508)
                                                     -------      -------      -------       -------           -------
  Net income                                          21,466       16,482        9,211         4,772            45,113
                                                     =======      =======      =======       =======           =======

Basic Earnings per share                                0.55         0.43         0.24          0.12              1.17
                                                     =======      =======      =======       =======           =======

Diluted net earnings per share                          0.54         0.41         0.23          0.12              1.13
                                                     =======      =======      =======       =======           =======

======================================================================================================================

Net earnings excluding phantom plan effect
in 2003 and 2002, and non-recurring OCS
charge and tax adjustment in 2002                     26,603       23,844       13,326        12,355            50,153
                                                     =======      =======      =======       =======           =======

Diluted earnings per share excluding phantom
plan effect in 2003 and 2002, and
non-recurring OCS charge and tax adjustment
in 2002                                                 0.66         0.60         0.33          0.31              1.26
                                                     =======      =======      =======       =======           =======